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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Liquid Prime Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 37th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Filoso — (212) 293-1836
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SP 3/13/15

AFFIRMATION

I, John Allen, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Liquid Prime Services, Inc. at and for the year ended December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Allen
Chief Operating Officer

Subscribed to before me this
February 26, 2015

Notary Public

Jonathan Quispe
Notary Public
New Jersey
My Commission Expires
January 24, 2017

This report ** contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Subordinated Liabilities
- ☒ Notes to Financial Statements.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements of Rule 15c3-3. (Not applicable).
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not applicable).
- ☒ (l) An Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm (Liquidation Basis)

December 31, 2014

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Liquid Prime Services, Inc.

We have audited the accompanying statement of financial condition on liquidation basis of Liquid Prime Services, Inc. (the "Company") as of December 31, 2014, and the related notes to the financial statement on liquidation basis. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial report. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Liquid Prime Services, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, Liquid Group Holdings, Inc. approved a plan of liquidation on December 31, 2014. As a result, the Company has changed its basis of accounting from the going-concern basis to a liquidation basis. Our opinion is not modified with respect to this matter.

Grant Thornton LLP

New York, New York
February 27, 2015

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Statement of Financial Condition in Liquidation

December 31, 2014

Assets		
Cash	$	414,072
Property and equipment, net		13,332
Prepaid expenses and other assets		3,522
Total assets	$	430,926
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	97,593
Total liabilities		97,593
Stockholder's equity:		
Common stock, $1 par value; Authorized, issued and outstanding 100 shares		100
Paid-in capital		5,347,210
Accumulated deficit		(5,013,977)
Total stockholder's equity		333,333
Total liabilities and stockholder's equity	$	430,926

See accompanying notes to statement of financial condition.

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Notes to Statement of Financial Condition in Liquidation

December 31, 2014

(1) Organization and Nature of Operations

Liquid Prime Services, Inc. ("Prime" or the "Company") was formerly known as Taconic Capital Group, Inc. ("Taconic") and changed its name to Liquid Prime Services, Inc. on November 17, 2011. Taconic was formed on May 16, 2003 as a New York Corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company holds no customer funds or securities and clears and settles all its securities transactions to clearing broker-dealers on a fully disclosed basis.

On June 1, 2013, Prime ceased its over-the-counter brokerage operations and, as such, no longer generates any transaction revenue, but continues to incur salary, regulatory, accounting, legal and administrative expenses. Prime has an agreement with the Liquid Holdings Group, Inc. ("LHG" or the "Parent"), whereby the Parent, has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least January 1, 2016.

On February 6, 2014, Prime and Liquid Futures, LLC ("Futures") – an independent introducing broker registered with the U.S. Commodity Futures Trading Commission ("CFTC") and a member of the NFA and wholly-owned subsidiary of LHG – entered into an Agreement and Plan of Merger to consolidate Prime and Futures into a single entity, with Prime remaining as the surviving entity. Regulatory approval was granted and the merger was effective February 12, 2014. Prior to the merger, Prime was notified by the NFA that Futures' NFA membership would not be transferrable upon the merger. As a result, Prime applied for its own NFA membership as an introducing broker and was granted approval on January 24, 2014. LHG is exploring alternatives for Prime that may include the sale or closure of this entity as it is no longer needed to carry out LHG's business plans.

The Parent has formalized a plan to liquidate the Company in an orderly manner. In accordance with ASU 2013-07, the Company is required to use the liquidation basis of accounting. As a result, the accompanying financial statements have been prepared on a liquidation basis of accounting. Under such basis, assets have been recorded at their estimable net realizable value and liabilities reflect the estimated remaining obligation to be incurred in the winding up of the Company's affairs.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting

period. Actual results could differ from those estimates. Current market conditions increase the risks and complexities of the judgments in these estimates.

(c) Property and Equipment, Net

Furniture, fixtures and equipment are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are carried at cost and are depreciated over the remaining term of the lease.

(d) Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, *Income Taxes* ("ASC Topic 740"). Under the asset and liability method of ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In accordance with ASC 740, the Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more-likely than-not recognition threshold will result in either a reduction of the current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense.

(3) Property and Equipment, Net

The following is a summary of property and equipment at December 31, 2014:

Computer equipment	$	102,538
Leasehold improvements		70,528
Less accumulated depreciation and amortization		(159,734)
	$	13,332

(4) Merger with Liquid Futures, LLC

As discussed in Note 1, Futures was merged into the Company, which the Company accounted for following the guidance in ASC 805 *Business Combinations.* As the Company and Futures were entities under common control by the Parent, the assets and liabilities of Futures were transferred over to the Company at book value. The accompanying financial statements reflect the activities of both entities as if the combination had taken place as of the beginning of the year.

(5) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of its Parent. Income taxes are calculated using the modified separate return method pursuant to a tax sharing arrangement between the Company and its Parent.

As of December 31, 2014, the Company had a deferred tax asset of approximately $1,755,000 which is primarily related to net operating loss carryforwards. The Company has recorded a valuation allowance of approximately $1,755,000, resulting in a recognized deferred tax asset of zero due to uncertainty regarding the Company's ability to realize the benefit of the deferred tax asset.

The Company adopted ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes.* Management believes there are no uncertain tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

U.S. Federal	2011
New York State	2011
New York City	2011

(6) Off Balance Sheet Risk and Concentration of Credit Risk

The Company maintains cash in bank accounts that, at times, may exceed federally insured limits, which was $250,000 at December 31, 2014.

(7) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Under NFA rules, the minimum net capital requirement for an introducing broker is the greater of a) $45,000 or b) the amount required by Rule 15c3-1 which is $100,000. At December 31, 2014, the Company had net capital of $318,168, which exceeded the Company's net capital requirement of $100,000 by $218,168. The Company's percentage of aggregate indebtedness to net capital was approximately 31% at December 31, 2014. Dividends or withdrawals of capital cannot be made if capital is required to comply with regulatory minimum capital requirements.

(8) Subsequent Events

In accordance with ASC Topic 855, *Subsequent Events*, the Company has evaluated subsequent events through the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to, or disclosure in, its financial statements.